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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                    INTERNATIONAL ASSETS HOLDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   459028 10 6
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                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  MARCH 2, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 29 pages)
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NY2:\1374773\02\TGS502!.DOC\76830.0001

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  459028 10 6                                                                  13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [_]
                                                                                                                 (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                       [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   869,565 *
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 -0-
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              869,565*
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0-

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   869,565*

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.5%**

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------

* Consists of shares acquirable upon conversion of 7% Convertible Subordinated Notes due 2014 owned by the Reporting Person.

** Assuming conversion of all 7% Convertible Subordinated Notes due 2014 owned by the Reporting Person.

Item 1.    Security and Issuer.
           -------------------

           This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of International Assets Holding Corporation., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida 32701.

Item 2.    Identity and Background.
           -----------------------

           This Statement is being filed by Leucadia National Corporation ("Leucadia").

           (a)-(c) Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. Approximately 26.0% of the common shares of Leucadia outstanding at March 1, 2004 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 1.6% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). A private charitable foundation established by Mr. Cumming beneficially owns less than one percent of the outstanding common shares of Leucadia. Mr. Cumming disclaims beneficial ownership of the common shares of Leucadia held by his private charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

           The following information with respect to each executive officer and director of Leucadia is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and
(v) name of any corporation or other organization in which such employment is conducted.

           Additional information is included in the response to Item 3 of this
Schedule 13D, which Item is incorporated herein by reference.

           (d)-(f) During the last five years, Leucadia has not and, to its knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of Leucadia, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           On March 2, 2004, pursuant to a subscription agreement between the Issuer and Leucadia (the "Subscription Agreement"), Leucadia purchased $5,000,0000 principal amount of 7% Convertible Subordinated Notes due 2014 (the "Notes") of the Issuer. Leucadia acquired the Notes using its working capital.

Item 4.    Purpose of the Transaction.
           --------------------------

           Leucadia has acquired the securities of the Issuer for investment purposes. Leucadia may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise.

           Although the foregoing represents the range of activities presently contemplated by Leucadia with respect to the Issuer, it should be noted that the possible activities of Leucadia are subject to change at any time.

           Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) As of March 2, 2004, Leucadia beneficially owned 869,565 shares of Common Stock acquirable upon conversion of $5,000,000 aggregate principal amount of Notes owned by Leucadia, representing approximately 15.5% of the outstanding shares of Common Stock that would be outstanding based on the 4,750,552 shares of Common Stock outstanding as of December 15, 2003, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended December 31, 2003 and assuming the conversion of all Notes owned by Leucadia and assuming no other Notes are converted.

           By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

           As of March 2, 2004, a private charitable foundation qualified under
Section 501(c)(3) of the Internal Revenue Code established by Mr. Steinberg owned 173,400 shares of Common Stock, representing approximately 3.7% of the outstanding shares of Common Stock, based solely on the 4,750,552 shares of Common Stock outstanding as of December 15, 2003, as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended December 31, 2003 and assuming no Notes are converted. Mr. Steinberg disclaims beneficial ownership of the shares of Common Stock held by his private charitable foundation.

           Except as set forth in this Item 5(a), to the best knowledge of Leucadia, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------


           On March 2, 2004, Leucadia purchased $5,000,000 aggregate principal amount of Notes in a private offering. Following shareholder approval at the Issuer's annual meeting of shareholders on March 26, 2004, the Notes will be convertible, in whole or from time to time in part, into shares of Common Stock, at the option of the holder, at a conversion price of $5.75 per share, subject to adjustment under certain circumstances.

           Pursuant to the Subscription Agreement, Leucadia is entitled to the benefits of a Registration Rights Agreement, dated as of January 22, 2004, by and among the Issuer and the holders of the Notes, under which the Issuer agreed to provide the holders of the Notes with demand and incidental registration rights, subject to certain limitations, with respect to "registrable securities," which includes the shares of Common Stock issued upon conversion of the Notes issued to Leucadia in the private offering.

           Copies of the Subscription Agreement and the Registration Rights Agreement are filed as an exhibit hereto and are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Subscription Agreement, dated March 1, 2004, between the Issuer and Leucadia.

           2. Form of Registration Rights Agreement, dated January 22, 2004, by and among the Issuer and the holders of the Notes.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  March 12, 2004



                                 LEUCADIA NATIONAL CORPORATION


                                 By: /s/ Joseph A. Orlando
                                     -------------------------------------------
                                     Name:  Joseph A. Orlando
                                     Title: Vice President and Chief Financial
                                            Officer

                                   SCHEDULE A
                                   ----------

Directors and Executive Officers of Leucadia
--------------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of Leucadia , each person listed below is a United States citizen.

                                                Directorships                   Principal Occupation or
Name and Business Address                       and Offices                     Employment
-------------------------                       -----------                     ------------------------
Ian M. Cumming                                  Director and Chairman of the    Chairman of the Board of Leucadia
c/o Leucadia National Corporation               Board
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                             Director and President          President of Leucadia
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Paul M. Dougan                                  Director                        President and Chief Executive
c/o Equity Oil Company                                                          Officer of Equity Oil Company (a
10 West 300 South                                                               company engaged in oil and gas
Salt Lake City, Utah  84102                                                     exploration and production having
                                                                                an office in Salt Lake City, Utah)

Lawrence D. Glaubinger                          Director                        Private Investor; President of
c/o Lawrence Economic                                                           Lawrence Economic Consulting
Consulting, Inc.                                                                Inc., (a management consulting
P.O. Box 3567                                                                   firm)
Hallandale Beach, FL 33008

James E. Jordan                                 Director                        Managing Director of Arnhold and
c/o Arnhold and S. Bleichroeder Advisors, Inc.                                  S. Bleichroeder Advisors, Inc. (a
1345 Avenue of the Americas                                                     company engaged in asset
New York, N.Y.  10105                                                           management services)

Jesse Clyde Nichols, III                        Director                        Retired Investor
4945 Glendale Road
Westwood Hills, KS 66205


                                       7

                                                Directorships                   Principal Occupation or
Name and Business Address                       and Offices                     Employment
-------------------------                       -----------                     ------------------------

Thomas E. Mara                                  Executive Vice President and    Executive Vice President and
c/o Leucadia National Corporation               Treasurer                       Treasurer of Leucadia
315 Park Avenue South
New York, NY 10010

Joseph A. Orlando                               Vice President and Chief        Vice President and Chief
c/o Leucadia National Corporation               Financial Officer               Financial Officer of Leucadia
315 Park Avenue South
New York, NY 10010

Philip M. Cannella                              Asst. Vice President            Asst. Vice President of Leucadia
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Barbara L. Lowenthal                            Vice President and Comptroller  Vice President and Comptroller of
c/o Leucadia National Corporation                                               Leucadia
315 Park Avenue South
New York, NY 10010

H. E. Scruggs                                   Vice President                  Vice President of Leucadia
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Laura E. Ulbrandt                               Secretary                       Secretary of Leucadia
c/o Leucadia National Corporation
315 Park Avenue South
New York, NY 10010


                                  EXHIBIT INDEX


           1 Subscription Agreement, dated March 1, 2004, between the Issuer and Leucadia.

           2 Form of Registration Rights Agreement, dated January 22, 2004, by and among the Issuer and the holders of the Notes.








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